SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

FUNDTECH LTD.
(Translation of Registrant’s Name Into English)

12 HA’HILAZON STREET, 5TH FLOOR, RAMAT-GAN 52522, ISRAEL
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F   X                  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ___           No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______.)

Registrant’s telephone number, including area code: 972 3 575-2750

EXPLANATORY NOTE

This is Amendment No.1 to the Form 6-K originally furnished on October 29, 2007.  This amendment is being furnished in order to replace in its entirety footnote (1) to the “Reconciliation to GAAP” previously furnished on Form 6-K and included in Exhibit 99.1 thereto.

 “Reconciliation to GAAP” – footnote (1) is hereby replaced in its entirely as follows:

(1) Net income per share (diluted) was approximately $0.13 , $0.08 and $0.10 for the three months ended September 30, 2007 and 2006 and the three months ended June 30, 2007, respectively.  Net income per share (diluted) was approximately $0.26 and $0.13 for the nine months ended September 30, 2007 and 2006, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        FUNDTECH LTD.

Date:  October 30, 2007                                                                       By: /s/ Yoram Bibring
   Yoram Bibring
   Chief Financial Officer